Exhibit 99.1

Enterprise Court rejects request for an inquiry in respect of ASM International

ALMERE, The Netherlands – April 14, 2011 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) announces that the Enterprise Court in Amsterdam today issued a ruling rejecting the request of Hermes, Fursa and certain other shareholders that an inquiry be held into the affairs of ASMI.

The ruling of the Enterprise Court follows the decision of the Dutch Supreme Court of July 9, 2010. In this decision the previous Enterprise Court ruling of August 5, 2009 was reversed and the case was referred back to the Enterprise Court.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Media contact:

Ian Bickerton

+31 (0)62 501 8512

+31 (0)20 685 5955

Investor contacts:

Erik Kamerbeek

+31 88100 8500

Mary Jo Dieckhaus

+1 212 986 2900